

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Dr. Mark J. Pykett
President and Chief Executive Officer
Neoprobe Corporation
425 Metro Place North
Dublin, OH 43017

Re: Neoprobe Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2011
File No. 001-35076

Dear Dr. Pykett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via E-Mail):   Brett P. Thornton, Esq. – Porter, Wright, Morris & Arthur LLP